SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2*

American Tower Corporation
(Name of Issuer)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

029912201
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 36

CUSIP No. 029912201
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,752,300(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,752,300(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,752,300(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 3.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 36

CUSIP No. 029912201
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,752,300(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,752,300(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,752,300(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 3.1%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 4 of 36

CUSIP No. 029912201
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 942,700(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 942,700(1)()
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 942,700(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 36

CUSIP No. 029912201
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 942,700(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 942,700(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 942,700(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 6 of 36

CUSIP No. 029912201
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 6,695,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 6,695,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,695,000(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 3.6%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 5,752,300 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 942,700 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,252,683(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,252,683(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,252,683(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.7%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

(2)   Includes 1,223,300 shares of common stock held directly and 29,383 shares of common stock underlying 2.25% Convertible Notes due 2009.

Page 8 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 209,567(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 209,567(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,567(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

(2)   Includes 150,800 shares of common stock held directly and 58,767 shares of common stock underlying 2.25% Convertible Notes due 2009.

Page 9 of 36

CUSIP No. 029912201
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,368,890(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,368,890(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,368,890(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.8%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 1,252,683 of such shares (including 29,383 shares of common stock underlying 2.25% Convertible Notes due 2009); solely in its capacity as the sole general partner of Netcong Newton Partners, L.P. with respect to 209,567 of such shares (including 58,767 shares of common stock underlying 2.25% Convertible Notes due 2009); and directly with respect to 1,906,640 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 10 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 906,200(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 906,200(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,200(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 11 of 36

CUSIP No. 029912201
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,163,900(1)
	8	Shared Voting Power: 10,063,890(2)(3)
	9	Sole Dispositive Power: 1,163,900(1)
	10	Shared Dispositive Power: 10,063,890(2)(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,227,790(1)(2)(3)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 6.1%
14	Type of Reporting Person: IN

(1)   257,700 of such shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 906,200 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)   Of these, 6,695,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 1,252,683 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Cranberry Lake Partners, L.P., 209,567 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Netcong Newton Partners, L.P., and 1,906,640 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994.

(3)   Includes 29,383 shares of common stock underlying 2.25% Convertible Notes held by Cranberry Lake Partners, L.P. and 58,767 shares of common stock underlying 2.25% Convertible Notes held by Netcong Newton Partners, L.P.

Page 12 of 36

CUSIP No. 029912201
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 583,520(1)
	8	Shared Voting Power: 7,970,855(2)
	9	Sole Dispositive Power: 583,520(1)
	10	Shared Dispositive Power: 7,970,855(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,554,375(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 4.6%
14	Type of Reporting Person: IN

(1)   178,520 of such shares are held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 375,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 30,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2)   Of these shares, 6,695,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 1,275,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/15/98, and 855 shares are held in Mr. Oberndorf's wife's Individual Retirement Account.

Page 13 of 36

CUSIP No. 029912201
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 6,695,000(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,695,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 3.6%
14	Type of Reporting Person: IN

(1)   These 6,695,000 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.
Page 14 of 36

CUSIP No. 029912201
1	Name of Reporting Person: David M. Kashen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 15 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,900
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 4,900
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,900
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 16 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 16,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 16,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 17 of 36

CUSIP No. 029912201
1	Name of Reporting Person: Michael B. Yuen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,700
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,700
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 18 of 36

            This Amendment No. 2 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 14, 2002, as amended on July 17, 2002. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 1.	Security and Issuer

                Item 1 is hereby amended and restated in its entirety as follows:

                This statement relates to the shares of Class A common stock, par value $.01 per share (the “Shares”) and the 2.25% Convertible Notes due 2009 (the “Notes” and, together with the Shares, the “Equity Securities”) of American Tower Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 116 Huntington Avenue, Boston, Massachusetts 02116.

Item 2.	Identity and Background.

                Item 2 is hereby amended and restated in its entirety as follows:

                (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Cranberry Lake Partners, L.P., a California limited partnership (“CLP”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), The John and Irene Scully Trust, dated May 30, 1994 (“Scully Trust”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), David M. Kashen (“DMK”), Edward H. McDermott (“EHM”), Kurt C. Mobley (“KCM”), and Michael B. Yuen (“MBY”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, NNP, Scully Trust, PS Foundation, JHS, WEO, WJP, DMK, EHM, KCM and MBY are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b) – (c)

                SPO

              SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

                SPO Advisory Partners

              SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners,

Page 19 of 36

which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

                SFP

              SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                SF Advisory Partners

              SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

                SPO Advisory Corp.

              SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

                CLP

              CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of CLP, is set forth below.

                NNP

              NNP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Scully Trust, the sole general partner of NNP, is set forth below.

                Scully Trust

              Scully Trust is a living trust, established for the benefit of JHS and his wife, Irene Scully. Scully Trust is also the sole general partner of CLP and NNP. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the Scully Trust, is set forth below. The principal business address of Scully Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

Page 20 of 36

                PS Foundation

              PS Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, sole director, executive officer and controlling person of PS Foundation, is set forth below.

                JHS

              JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director or SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also a trustee for Scully Trust, which serves as the sole general partner of CLP and NNP and the sole director, executive officer and controlling person of PS Foundation.

                WEO

              WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

                WJP

              WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

                DMK

              DMK’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

                EHM

              EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

                KCM

              KCM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

Page 21 of 36

                MBY

              MBY’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

              (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares and the Notes are as follows:

________________________________________________________________________________
        Name              Source of Funds                     Amount of Funds
________________________________________________________________________________
SPO                     Working Capital(1)                   $42,985,915.49
________________________________________________________________________________
SPO Advisory Partners   Not Applicable                       Not Applicable
________________________________________________________________________________
SFP                     Working Capital(1)                   $6,297,543.64
________________________________________________________________________________
SPO Advisory Partners   Not Applicable                       Not Applicable
________________________________________________________________________________
SPO Advisory Corp.      Not Applicable                       Not Applicable
________________________________________________________________________________
CLP                     Working Capital(1) including         $5,211,348.56(3)(4)
                        proceeds received from the sale of
                        Shares
________________________________________________________________________________
NNP                     Working Capital(1)                   $1,484,760.90(5)
________________________________________________________________________________
                        Personal Funds(2) including          $8,229,523.04(6)
Scully Trust            proceeds received from the sale of
                        Shares
________________________________________________________________________________
PS Foundation           Working Capital(1)                   $7,138,426.47
________________________________________________________________________________
JHS                     Personal Funds(2)                    $1,524,425.20
________________________________________________________________________________
Page 22 of 36
________________________________________________________________________________
WEO                     Personal Funds(2)                    $8,866,662.93
________________________________________________________________________________
WJP                     Not Applicable                       Not Applicable
________________________________________________________________________________
DMK                     Personal Funds(2)                    $24,811.65
________________________________________________________________________________
EHM                     Personal Funds(2)                    $26,989.90
________________________________________________________________________________
KCM                     Personal Funds(2)                    $89,620.10
________________________________________________________________________________
MBY                     Personal Funds(2)                    $14,911.00
________________________________________________________________________________

(1) As used herein, the term “Working Capital” includes income from the business activities of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as “Working Capital” were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Equity Securities.

(2) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

(3) Of this amount, $4,641,348.56 was used to purchase Shares and $570,000 was used to purchase Notes.

(4) Net of $762,403.80 in proceeds received from the sale of Shares.

(5) Of this amount, $334,760.90 was used to purchase Shares and $1,140,000 was used to purchase Notes.

(6) Net of $1,682,949.41 in proceeds received from the sale of Shares.

Item 4.	Purpose of Transaction.

                Item 4 is hereby amended and restated in its entirety as follows:

              The Reporting Persons have acquired the Shares and the Equity Securities reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Equity Securities and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Equity Securities or other securities of the Issuer.

              Whether the Reporting Persons purchase any additional Equity Securities or other securities of the Issuer or dispose of any Equity Securities or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Equity Securities or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and

Page 23 of 36

prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Equity Securities or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Equity Securities or other securities of the Issuer held by him or under his control. In addition, each Reporting Person may from time to time enter into equity swap and other derivative transactions with respect to his investment in the Equity Securities or other securities of the Issuer.

              Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 185,351,345 total outstanding shares of Class A Common Stock, as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 14, 2002.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,752,300 Shares, which constitutes approximately 3.1% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 942,700 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                SPO Advisory Corp.

              Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial

Page 24 of 36

owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

                CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,252,683 Shares (including 29,383 Shares underlying Notes), which constitutes approximately 0.7% of the outstanding Shares.

                NNP

              The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 209,567 Shares (including 58,767 Shares underlying Notes), which constitutes approximately 0.1% of the outstanding Shares.

                Scully Trust

              Individually, and because of its positions as the sole general partner of each of CLP and NPP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,368,890 Shares (including 29,383 Shares underlying Notes held by CLP and 58,767 Shares underlying Notes held by NNP), which constitutes approximately 1.8% of the outstanding Shares.

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 906,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,227,790 Shares (including 88,150 Shares underlying Notes), which constitutes approximately 6.1% of the outstanding Shares.

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp., sole general partner of Oberndorf Family Partners, and trustee of the William and Susan Oberndorf Trust, dated 10/15/98, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,554,375 Shares in the aggregate, which constitutes approximately 4.6% of the outstanding Shares.

                WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,695,000 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares.

                DMK

              The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

Page 25 of 36

                EHM

              The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

                KCM

              The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                MBY

              The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,700 Shares, which constitutes less than 0.1% of the outstanding Shares.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

                SPO Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,752,300 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

                SF Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 942,700 Shares.

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,252,683 Shares (including 29,383 Shares underlying Notes).

Page 26 of 36

                NNP

              Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 209,567 Shares (including 58,767 Shares underlying Notes).

                Scully Trust

              Acting through its trustees and in its capacities as the sole general partner of each of CLP and NNP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,462,250 Shares in the aggregate (including 88,150 Shares underlying Notes). Acting through its trustees, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,906,640 Shares in the aggregate.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 906,200 Shares.

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,368,890 Shares held by CLP, NNP and Scully Trust in the aggregate (including 29,383 Shares underlying Notes held by CLP and 58,767 Shares underlying Notes held by NPP). JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 257,700 Shares held in the John H. Scully Individual Retirement Account, a self-directed individual retirement account, and 906,200 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,275,000 Shares held in the William and Susan Oberndorf Trust, dated 10/15/98, and 855 Shares held in his wife’s Individual Retirement Account. Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares held by Oberndorf Family Partners, 178,520 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 30,000 Shares owned by his minor children.

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 6,695,000 Shares held by SPO and SFP in the aggregate.

Page 27 of 36

                DMK

              DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 Shares.

                EHM

              EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,900 Shares.

                KCM

              KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 Shares.

                MBY

              MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,700 Shares.

              (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased Equity Securities in open market transactions on the New York Stock Exchange (“NYSE”) as set forth on Schedule I attached hereto.

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Equity Securities since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Equity Securities owned by such Reporting Person.

              (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

                Exhibit B - Power of Attorney for Netcong Newton Partners, L.P. and The John and Irene Scully Trust, dated May 30, 1994

                Exhibit C - Power of Attorney for other Reporting Persons

Page 28 of 36

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 25, 2002

By:	/s/ William E. Oberndorf

William E. Oberndorf
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (2)
THE JOHN AND IRENE SCULLY TRUST, DATED MAY 30, 1994 (2)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
DAVID M. KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
MICHAEL B. YUEN (1)

/s/ William E. Oberndorf
William E. Oberndorf
(1) A Power of Attorney authorizing William E. Oberndorf to act on behalf of this person or entity is filed herewith as Exhibit C.

(2) A Power of Attorney authorizing William E. Oberndorf to act on behalf of this person or entity is filed herewith as Exhibit B.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 2

FOR

SPO PARTNERS & CO.

COMMON STOCK

         Reporting Person           Date of      Type    Number of    Price Per        Where/How
                                  Transaction              Shares       Share         Transaction
                                                                                        Effected
_____________________________________________________________________________________________________
David M. Kashen                     06/06/02      Buy      1,000        3.38       Open Market/Broker
_____________________________________________________________________________________________________
John & Irene Scully Living Trust,   07/16/02      Buy     267,600        2.7       Open Market/Broker
dated 05/30/94
_____________________________________________________________________________________________________
Cranberry Lake Partners, L.P.       07/16/02      Buy     137,900        2.7       Open Market/Broker
_____________________________________________________________________________________________________
Cranberry Lake Partners, L.P.       07/24/02      Buy     292,700       2.22       Open Market/Broker
_____________________________________________________________________________________________________
Netcong Newton Partners, L.P.       07/24/02      Buy     150,800       2.22       Open Market/Broker
_____________________________________________________________________________________________________
William E. Oberndorf (William E.    08/05/02      Buy      63,300       2.23       Open Market/Broker
and Susan C. Oberndorf Trust,
dated 10/15/98)
_____________________________________________________________________________________________________

2.25% CONVERTIBLE NOTES DUE 2009

       Reporting Person         Date of    Type   Principal    Shares of   Price Per     Where/How
                              Transaction         Amount of     Common      $1000       Transaction
                                                    Notes        Stock       Face         Effected
                                                               Underlying   Value
                                                                 Notes
_______________________________________________________________________________________________________
Cranberry Lake Partners, L.P.   08/29/02    Buy   $1,000,000     29,383      $570    Open Market/Broker
_______________________________________________________________________________________________________
Netcong Newton Partners, L.P.   09/04/02    Buy   $2,000,000     58,767      $575    Open Market/Broker
_______________________________________________________________________________________________________

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1
B	Power of Attorney for Netcong Newton Partners, L.P. and The John and Irene Scully Trust, dated May 30, 1994	2
C	Power of Attorney for other Reporting Persons	3

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: September 25, 2002

By:	/s/ William E. Oberndorf

William E. Obernorf
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS II, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (2)
THE JOHN AND IRENE SCULLY TRUST, DATED MAY 30, 1994 (2)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
DAVID KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
MICHAEL B. YUEN (1)

/s/ William E. Oberndorf
William E. Obernorf
(1) A Power of Attorney authorizing William E. Oberndorf to act on behalf of this person or entity is filed herewith as Exhibit C.

(2) A Power of Attorney authorizing William E. Oberndorf to act on behalf of this person or entity is filed herewith as Exhibit B.

Exhibits Page 1

Exhibit B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Netcong Newton Partners, L.P. and The John and Irene Scully Trust, dated May 30, 1994 (each a “Grantor”) has made, constituted and appointed, and by these presents do make, constitute and appoint, each of William E. Oberndorf, William J. Patterson and Kim M. Silva (each an “Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor’s name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.	To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

2.	To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto.

3.	To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

The Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

Exhibits Page 2

               IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his or her signature as of the 25th day of September, 2002.

Netcong Newton Partners, L.P.
By:	The John and Irene Scully Trust Dated May 30, 1994
	By:	/s/ John H. Scully

John H. Scully Trustee

The John and Irene Scully Trust Dated May 30, 1994
By:	/s/ John H. Scully

John H. Scully Trustee

Exhibit C

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that SPO Partners II, L.P., SPO Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SPO Advisory Corp., Cranberry Lake Partners, L.P., D.L. & W., Inc. Profit Sharing Retirement Plan, Phoebe Snow Foundation, Inc., John H. Scully, William E. Oberndorf, William J. Patterson, David M. Kashen, Eli Weinberg, Edward H. McDermott, Kurt C. Mobley and Michael B. Yuen (each a "Grantor") have made, constituted and appointed, and by these presents do make, constitute and appoint, each of William E. Oberndorf, Alison S. Ressler and Kim M. Silva (each an "Attorney"), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor's name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.	To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

2.	To do all such other acts and things as, in such Attorney’s discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto.

3.	To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

The Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

Exhibits Page 3

               IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his or her signature as of the 9th day of September, 2002.

SPO Partners II, L.P.
By:	SPO Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf Vice President

SPO Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf Vice President

San Francisco Partners II, L.P.
By:	SF Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf Vice President

SF Advisory Partners, L.P.
By:	SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf Vice President

SPO Advisory Corp.
/s/ WILLIAM E. OBERNDORF

By:	William E. Oberndorf

Cranberry Lake Partners, L.P.
/s/ JOHN H. SCULLY

By:	John H. Scully

D.L. & W., Inc. Profit Sharing Retirement Plan
/s/ JOHN H. SCULLY

By:	John H. Scully

Phoebe Snow Foundation, Inc.
/s/ JOHN H. SCULLY

By:	John H. Scully

Exhibits Page 4

John H. Scully
/s/ JOHN H. SCULLY

William E. Oberndorf
/s/ WILLIAM E. OBERNDORF

William J. Patterson
/s/ WILLIAM J. PATTERSON

David M. Kashen
/s/ DAVID M. KASHEN

Eli Weinberg
/s/ ELI WEINBERG

Edward H. McDermott
/s/ EDWARD H. MCDERMOTT

Kurt C. Mobley
/s/ KURT C. MOBLEY

Michael B. Yuen
/s/ MICHAEL B. YUEN

Exhibits Page 5